SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 28, 2006

TO THE SHAREHOLDERS OF CIMATRON LTD.:

        You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on December 28, 2006, at the Company’s offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.	To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law – 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.	To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2006 and until the next annual shareholders’ meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

3.	To provide Mr. David Golan with the same compensation package granted to the Company’s existing External Directors as of April 1, 2005.

4.	To approve the amendment and restatement of the current Articles of Association of the Company with the Amended and Restated Articles of Association in the form attached hereto as Exhibit A.

5.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

        We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than twenty-four hours before the meeting.

        Shareholders of record at the close of business on November 17, 2006 will be entitled to notice of, and to vote at the meeting.

        Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors Rimon Ben-Shaoul Chairman of the Board of Directors

        Date: November 22, 2006

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 28, 2006

        The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on December 28, 2006, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about November 23, 2006. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

        We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        Only holders of record of our ordinary shares at the close of business on November 17, 2006 are entitled to notice of, and to vote at, the Meeting. On November 17, 2006, 7,835,170 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution. However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

        The holders of 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 4, 2007 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

        A copy of our 2005 Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2005) is being furnished to Shareholders concurrently herewith.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of November 17, 2006, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Koonras Technologies Ltd.
21 Ha'arba'ah St
Tel-Aviv, Israel	2,560,360	32.68%

DBSI. Investments Ltd.
85 Medinat Hayehudim St
Herzliya, Israel	2,573,350	32.84%

All directors and executive officers
as a group (11 persons)[1]	5,146,699	65.69%

[1] Includes an aggregate of 5,133,710 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

ELECTION OF DIRECTORS

        Our board of directors has nominated the persons named below for re-election to our board of directors for a term of one year and until their respective successors are duly elected. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. The following nominees who are currently our directors have advised us that they will continue to serve as directors if re-elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Rimon Ben-Shaoul	61	Mr. Rimon Ben-Shaoul serves since 2004 as President of Polar Communications Ltd., an investment company in the technology sector and has served from 2001 as Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., now a wholly owned subsidiary of Polar Communications Ltd. During these periods Mr. Ben-Shaoul has also served as Chairman or member of the boards of various companies of the Polar Investments Group. From 1997 to 2001 Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Industries and Investments Ltd. and served as a member of the board of Clal (Israel) Ltd. and on the boards of several of its subsidiaries. From 1985 to June 1997, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Insurance Company Ltd., as a member of its board and as Chairman or a member of the boards of several of its subsidiaries. Mr. Ben-Shaoul holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

Yossi Ben Shalom	51	Mr. Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR) from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor's degree in economics and a master's degree in business administration from Tel Aviv University.

Barak Dotan	38	Mr. Barak Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA)and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor's degree in computer science and business administration.

Kenny Lalo	48	Mr. Kenny Lalo serves since 2004 as Executive Vice President of Polar Communications Ltd. and has served from 2001 as Vice President of Koonras Technologies Ltd. During these periods Mr. Lalo has also served as Chairman or member of the boards of various companies of the Polar Investments Group. From 1993 to 2001, Mr. Lalo served as General Counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the boards of several of its affiliates. From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA. Mr. Lalo holds a LL.B. from Tel Aviv University, a M.C.L. from George Washington University and a master’s degree in business administration from Northwestern University, Chicago/ Tel-Aviv University.

David Golan	58	David Golan has been a director on our board since 1992 and is a former chairman of our board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistic from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

The shareholders of the Company will be requested to adopt the following resolutions:

        RESOLVED, to approve the appointment of Rimon Ben-Shaoul as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of Barak Dotan as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of Kenny Lalo as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of David Golan as director of the Company for a term of one year and until his respective successor is duly elected.

        Any shareholder communication regarding director nominees should be directed to Ilan Erez, Vice President of Finance and Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

        Our articles of association specify that the number of directors on our board will be at least two but not more than fifteen.

PROPOSAL 2

RE-APPOINTMENT OF AUDITORS

        The Audit Committee of the Board of Directors and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2006 and for the period until the next annual shareholders meeting. The Audit Committee of our Board of Directors and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

        The fees paid to Brightman Almagor & Co. for the year 2005 audit services were $73,000 and for the year 2005 tax services were $18,000. In the year ending December 31, 2005 no other non-audit services were provided to us by Brightman Almagor.

        The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2006 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

        It is proposed that the following Resolution be adopted at the Meeting:

        RESOLVED that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2006 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

PROPOSAL 3

APPROVAL OF COMPENSATION OF MR. DAVID GOLAN

        The Audit Committee of the Board of Directors and the Board of Directors have authorized to provide Mr. David Golan with the same terms granted to the Company’s external Directors as of April 1, 2005, which includes payment of an annual fee of $7,000 plus $335 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the proposed resolution. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

        The Board of Directors recommends a vote FOR the approval of providing Mr. David Golan with the same compensation package granted to the Company’s external directors as of April 1, 2005.

        It is proposed that the following Resolution be adopted at the Meeting:

        RESOLVED to provide Mr. David Golan with the same compensation package granted to the Company’s external directors as of April 1, 2005.

PROPOSAL 4

AMENDMENT AND RESTATEMENT OF THE CURRENT ARTICLES OF ASSOCIATION
WITH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

        The Board of Directors has authorized to amend and restate the Company’s existing Articles of Association with the Amended and Restated Articles of Association attached hereto as Exhibit A. In February 2000 the Israeli Company’s Ordinance (New Version)-1983 was replaced by the Israeli Companies Law. Since our existing Articles were approved before the enactment of the Companies Law, they are not always consistent with the new provisions of the new law. In light of the foregoing, the Board has resolved to amend and restate the existing Articles so as to conform the Articles to the Israeli Companies Law.

        The affirmative vote of the holders of 75% of the voting power represented and voting at the Meeting in person or by proxy is necessary for the approval of the amendment and restatement of the current Articles of Association of the Company. Consequently, only Ordinary Shares that are voted in favor of the amendments will be counted toward the achievement of such majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the amendments (including broker non-votes) will not be counted toward the proposed Resolutions’ achievement of a majority.

        The Board of Directors recommends a vote FOR the amendment and restatement of the current Articles of Association with the Amended and Restated Articles of Association.

        It is proposed that the following Resolution be adopted at the Meeting:

        RESOLVED to amend and restate the current Articles of Association of the Company with the Amended and Restated Articles of Association attached hereto as Exhibit A.

        IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

—————————————— By Order of the Board of Directors Rimon Ben-Shaoul CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date:   November 22, 2006

Exhibit A

THE COMPANIES LAW, 5759-1999

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

CIMATRON LTD.

PRELIMINARY

1.	In these Articles, unless the context otherwise requires:

“Articles” shall mean the Articles of Association of the Company as shall be in force from time to time.

The “Board” shall mean the Company’s board of directors.

The “Company” shall mean Cimatron Ltd.

“External Directors” shall mean directors appointed and serving in accordance with Sections 239 through 249A of the Law.

The “Law” shall mean the Companies Law, 5759-1999, as it may be amended from time to time, and any regulations promulgated thereunder.

“Memorandum” shall mean the Company’s memorandum of association as shall be in force from time to time.

The “Office” shall mean the registered Office of the Company, as it shall be from time to time.

“Office Holder” shall mean every director and every other person included in such definition under the Law, including the executive officers of the Company.

The “Ordinance” shall mean the Companies Ordinance (New Version) 1983, as amended, and any regulations promulgated thereunder, that are still in effect from time to time.

“Seal” shall mean any of: (1) the rubber stamp of the Company, (2) the facsimile signature of the Company, or (3) the electronic signature of the Company as approved by the Board.

A “Shareholder” shall mean any person or entity that is the owner of at least one share, or any fraction thereof, in the Company, in accordance with Section 177 of the Law.

The “Shareholders Register” shall mean the Register of Shareholders that is to be kept pursuant to Section 127 of the Law or, if the Company shall keep branch registers, any such branch register, as the case may be.

“writing” shall mean handwriting, typewriting, facsimile, print, lithographic printing and any other mode or modes of presenting or reproducing words in visible form.

In these Articles, subject to this Article and unless the context otherwise requires, expressions defined in the Law or any modification thereof in force at the date on which these Articles become binding on the Company, shall have the meaning so defined; and words importing the singular shall include the plural, and vice versa; words importing the masculine gender shall include the feminine; and words importing persons shall include companies, partnerships, associations and all other legal entities. The titles of the Articles or of a chapter containing a number of Articles are not part of the Article.

PUBLIC COMPANY; LIMITED LIABILITY AND COMPANY OBJECTIVES

2.	The Company is a public company as such term is defined in Section 1 of the Law. The liability of the Company’s Shareholders is limited and, accordingly, each Shareholder’s responsibility for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of the Articles and the Law.

3.	The Company’s objectives are to carry on any business and perform any act which is not prohibited by law. The Company may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

CAPITAL

4.	Share Capital

The share capital of the Company shall consist of NIS 1,995,000 consisting of 19,950,000 Ordinary Shares (the “Ordinary Shares”), each having a nominal value of NIS 0.1. The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the Articles.

5.	Allotment of Shares

Subject to the Law, the Memorandum and the Articles and to the terms of any resolution creating new shares, (a) the unissued shares from time to time shall be under the control of the Board which may allot, issue or otherwise dispose of the same to such persons, against cash, or for such other consideration which is not cash, with such restrictions and conditions, in excess of their nominal value, at their nominal value, or at a discount to their nominal value and/or with payment of commission, and at such times as the Board shall deem appropriate, and (b) the Board shall have the power to cause the Company to grant to any person the option to acquire from the Company any unissued shares, in each case on such terms as the Board shall deem appropriate.

6.	Bearer Shares

The Company shall not issue bearer shares or exchange a share certificate for a bearer share certificate.

7.	Special Rights

Subject to the Law, the Memorandum and the Articles, and without prejudice to any special rights previously conferred upon the holders of any existing shares or class of shares, the Company may, from time to time, create shares with such preferential, deferred, qualified or other special rights, privileges, restrictions or conditions, whether in regard to dividends, voting, return of capital of otherwise as may be stipulated in the resolution or other instrument authorizing such new shares.

8.	Consolidation and Subdivision; Fractional Shares

With regard to its capital the Company may:

8.1.	From time to time, by resolution of its Shareholders subject to the Articles and the Law:

8.1.1.	Consolidate and divide all or any of its issued or unissued share capital into shares bearing a per share nominal value which is larger than the per share nominal value of its existing shares;

8.1.2.	Cancel any shares which at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

8.1.3.	Subdivide its shares (issued or outstanding) or any of them, into shares of smaller per share nominal value than is fixed by these Articles. The resolution pursuant to which any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of such shares may, as compared with the others, have special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

8.1.4.	Reduce its share capital in any manner, including with and subject to any incidental authorities and/or consents required by law.

8.2.	Upon any consolidation or subdivision of shares which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, including, without limitation, by:

8.2.1.	Allotting, in contemplation of, or subsequent to, such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional shareholdings;

8.2.2.	Subject to Section 295 of the Law, making such arrangements for the sale or transfer of the fractional shares to such other shareholders of the Company at such times and at such price as the Board thinks fit so as to most expeditiously preclude or remove any fractional shareholdings and cause the transferees of such fractional shares to pay the full fair market value thereof to the transferors, and the Board is hereby authorized to act as agent for the transferors and transferees with power of substitution and off-setting for purposes of implementing the provisions of this sub-Article 8.2.2.

8.2.3.	To the extent as may be permitted under the Law, redeeming or purchasing such fractional shares sufficient to preclude and remove such fractional shareholding; and

8.2.4.	Determining, as to the holders of shares so consolidated, which issued shares shall be consolidated into each share of a larger nominal value.

INCREASE OF CAPITAL

9.	Increase of Capital

9.1.	The Company may from time to time, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been fully called up for payment, increase its authorized share capital. Any such new capital shall be of such amount and divided into shares of such nominal amounts and (subject to any special rights then attached to any existing class of shares) bear such rights or preferences or be subject to such conditions or restrictions (if any) as the resolution approving such share capital increase shall provide.

9.2.	Except so far as otherwise provided in such resolution or pursuant to the Articles, such new shares shall be subject to all the provisions of the Articles applicable to the shares of such class included in the existing share capital.

10.	Variation of Class Rights

10.1.	If at any time the share capital of the Company is divided into different classes of shares, the right attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied only upon consent of a separate general meeting of the holders of the shares of that class. The provisions of these Articles relating to general meetings of Shareholders shall mutatis mutandis apply to every such separate general class meeting.

10.2.	Unless otherwise provided by these Articles, the increase in an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for the purposes of Article 10.1 to vary, modify or abrogate the rights attached to previously issued shares of such class or of any other class of shares.

11.	Redeemable Shares

The Company shall have the power to issue redeemable shares and redeem the same all in accordance with, and subject to, the provisions of the Law.

SHARES

12.	Issuance of Share Certificates; Replacement of Lost Certificates

12.1.	Share certificates shall be issued, upon the written request of a Shareholder, under the Seal and shall bear the signature of any person or persons so authorized by the Board.

12.2.	Each Shareholder shall be entitled to one or more numbered certificate(s) for all the shares of any class registered in his name, each of which shall state the number of shares represented by the certificate, their serial numbers and may also specify the amount paid on account of their nominal value.

12.3.	A share certificate registered in the Shareholders Register in the names of two or more persons shall be delivered to the person first named in the Shareholders Register in respect of such co-ownership and the Company shall not be obligated to issue more than one certificate to all the joint holders.

12.4.	A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion, deems fit.

13.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat each Shareholder as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

14.	Payment in Installment

If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

15.	Calls on Shares

15.1.	The Board may, from time to time, as it in its discretion deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board. Unless otherwise stipulated in the resolution of the Board (and in the notice referred to below), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

15.2.	Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a Shareholder, the Board may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one (1) notice thereof need be given.

15.3.	If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with this Article 15, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

15.4.	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

15.5.	Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate and payable at such time(s) as the Board may prescribe.

15.6.	Upon the allotment of shares, the Board may provide for differences among the allottees of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

16.	Prepayment

With the approval of the Board, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 16 shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

17.	Forfeiture and Surrender

17.1.	If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board may, at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

17.2.	Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state the place that payment is to be made and that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than seven (7) days after the date such notice is given and which may be extended by the Board), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board may nullify such resolution of forfeiture, but no such nullification shall prevent the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

17.3.	Without derogating from Articles 17.1 and 17.2 hereof, whenever shares are forfeited as herein provided, any and all dividends declared in respect of such shares and not actually paid shall be deemed to have been forfeited at the same time as the forfeiture of such shares.

17.4.	The Company, by resolution of the Board, may accept the voluntary surrender of any share. A surrendered share shall be treated as if it had been forfeited.

17.5.	Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of, as the Board deems fit.

17.6.	Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 15.5 above, and the Board, in its discretion, may, but shall not be obligated to, enforce the payment of such monies, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

17.7.	The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall prevent the Board from re-exercising its powers of forfeiture pursuant to this Article 17.

17.8.	A declaration in writing by a director or secretary of the Company that a share in the Company has been duly forfeited on the date stated in the declaration shall be conclusive evidence of the facts therein stated against all persons claiming to be entitled to the share.

17.9.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

18.	Lien

18.1.	Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts or other liabilities to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt or other liability has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

18.2.	The Board may cause the Company to sell a share subject to such a lien when the debt or other liability giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt or other liability has not been satisfied within seven (7) days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

18.3.	The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts or other liabilities of such Shareholder in respect of such share (whether or not the same have matured), and the remainder (if any) shall be paid to the Shareholder, his executors, administrators or assigns.

19.	Sale After Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Shareholders Register in respect of such share. The purchaser shall be registered as the Shareholder and shall not be obligated to supervise the application of the proceeds of such sale and after his name has been entered in the Shareholders Register in respect of such share, the validity of the sale shall not be affected by any defect or illegality in the sale proceedings. The sole remedy of any person aggrieved by any such sale shall be in damages only and against the Company exclusively.

20.	Purchase of the Company’s Shares

The Company may, subject to and in accordance with the provisions of the Law, purchase or undertake to purchase, provide finance and or assistance or undertake to provide finance and/or assistance directly or indirectly, with respect to the purchase of its shares or securities which may be converted into shares of the Company or which confer rights upon the holders thereof to purchase shares of the Company.

TRANSFER OF SHARES

21.	Registration of Transfer

21.1.	No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board) has been submitted to the Company (or its transfer agent), together with the share certificate(s) or such other evidence of title as the Board may reasonably require.

21.2.	The Board may, in its discretion to the extent it deems necessary and subject to any restrictions in the Law or the rules of any stock exchange upon which the Ordinary Shares are listed, close the Shareholders Register for registrations of transfers of shares during any year for a period to be determined by the Board, and no registrations in the Shareholders Register of transfers of shares shall be made by the Company during any such period during which the Shareholders Register is so closed.

TRANSMISSION OF SHARES

22.	Decedents’ Shares

22.1.	In case of a share registered in the name of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22.2 have been effectively invoked.

22.2.	Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share. However, nothing herein shall release the estate of a deceased holder (whether sole or joint) of a share from any obligation to the Company with respect to any share held by the deceased.

23.	Receivers and Liquidators

23.1.	The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

23.2.	Any such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and any such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the provisions as to transfer herein contained, transfer such shares.

RECORD DATE FOR NOTICES OF GENERAL MEETINGS

24.	Record Date for Notices of General Meetings

Notwithstanding any other contrary provision of these Articles and subject to applicable law, the Board may fix a date, not exceeding forty (40) days (unless a longer period is allowed by the Law), and not less than four (4) days, prior to the date of any general meeting of the Shareholders, as the date of which Shareholders entitled to notice of and to vote at such meeting shall be determined, and all persons who were holders of record of voting shares on such date and no others shall be entitled to notice of and to vote at such meeting. A determination of Shareholders of record entitled to notice of and to vote at any meeting shall apply to any adjournment of such meeting, provided, however, that the Board may fix a new record date for the adjourned meeting.

GENERAL MEETINGS

25.	Annual Meetings

A general meeting shall be held at least once in every year at such time, being not more than fifteen (15) months after the last preceding general meeting, and at such place, within or out of the State of Israel, as may be prescribed by the Board. Such general meetings shall be called “Annual General Meetings.”

26.	Extraordinary General Meetings

All general meetings other than Annual General Meetings shall be called “Extraordinary General Meetings” (and together with the Annual General Meetings, the “General Meetings”). The Board may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board, and shall be obligated to do so upon a request in writing in accordance with Section 63 of the Law.

27.	Powers of the General Meeting

Subject to the provisions of the Articles and the Law, the function of the General Meeting shall be to elect the members of the Board, including External Directors; to appoint the Company’s auditor; to approve acts and transactions that require approval by a general meeting under the provisions of Sections 255 and 268 to 275 of the Law; to increase and reduce the authorized share capital, in accordance with the provisions of Sections 286 and 287 of the Law; to approve any amendment to these Articles; and to approve a resolution to consummate a Merger as defined in Section 1 of the Law.

28.	Notice of General Meetings; Omission to Give Notice

Subject to these Articles, applicable law and regulations, including the applicable laws and regulations of any stock market on which the Company’s shares are listed, prior notice of at least 21 days of any general meeting, specifying the place, date and hour of the meeting, shall be given as, hereinafter provided, to the Shareholders thereunto entitled pursuant to these Articles and the Law. The accidental omission to give notice to any Shareholder or the non-receipt of any such notice sent to such Shareholder shall not invalidate any resolution passed or the proceedings held at that meeting. With the consent of all the Shareholders entitled to receive notice thereof, a meeting may be convened upon shorter notice or without any notice and in such manner, generally, as shall be approved by such Shareholders.

PROCEEDINGS AT GENERAL MEETINGS

29.	Quorum

29.1.	No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. The quorum for each General Meeting shall be two or more Shareholders present in person, or by proxy, or deemed by the Law, to be present at such meeting, holding, in the aggregate, at least, 33% of the voting rights in the issued share capital of the Company.

29.2.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the Shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (and no notice of such adjournment shall be required to be provided to the Shareholders), or to such day and at such time and place as the Chairman (as defined below) may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, the meeting shall stand adjourned, and the provisions of this Article 29.2 shall apply to any such adjourned meeting.

29.3.	The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy in addition to the matters listed in Section 87(a) to the Companies Law.

30.	Chairman

The Chairman, if any, shall preside as chairman at every General Meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Shareholders present shall choose one of the Shareholders present to be chairman. The chairman of any general meeting shall not, by virtue of such office, be entitled to vote at any general meeting nor shall the chairman of a meeting have a second or casting vote (without derogation, however from the rights of such chairman to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or a duly appointed proxy).

31.	Adoption of Resolutions at General Meetings

31.1.	Resolutions of the Shareholders with respect to all matters (including any amendment to these Articles and to consummate a Merger, as defined in Section 1 of the Law) shall be deemed adopted if approved by the holders of a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon, other than as required by the Law.

31.2.	Every question submitted to a general meeting shall be decided by a show of hands, but if a written ballot is demanded by any Shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the voting on a proposed resolution or immediately after the declaration by the chairman of the meeting of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another Shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

31.3.	A declaration by the chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

32.	Resolutions In Writing

A resolution in writing signed by all Shareholders then entitled to attend and vote at General Meetings or to which all such Shareholders have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

VOTES OF SHAREHOLDERS

33.	Voting Power

Subject to the provisions of Article 34 and subject to any provision in the Articles conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

34.	Voting Rights

34.1.	In the case of joint holders, the vote of the senior holder to tender a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For the purpose of this Article, seniority shall be determined by the order in which the names appear in the Shareholders Register (or in the Company’s transfer agent records). The appointment of a proxy to vote on behalf of a jointly held share shall be executed by the senior holder.

34.2.	No Shareholder shall be entitled to vote at any general meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.

34.3.	Any Shareholder entitled to vote may vote either personally or by proxy (who need not be a shareholder of the Company), or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 34.4.

34.4.	A company or other corporate body that is a Shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be or to appoint its representative at any meeting of the Company. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the chairman of the meeting, written evidence of such authorization (in form reasonably acceptable to the chairman) shall be delivered to him.

PROXIES

35.	Instrument of Appointment

35.1.	The instrument appointing a proxy shall be in writing in such form as may be approved by the Board from time to time in compliance with applicable law. Such proxy shall be duly signed by the appointor or such person’s duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

35.2.	The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered (i) twenty-four (24) hours before the time fixed for the meeting where the meeting is to be held in the United States and the instrument is delivered to the Company at its Registered Office or principal place of business, or (ii) forty-eight (48) hours before the time fixed for the meeting where the meeting is to be held outside of the United States of America and Israel and the instrument is delivered to the Company’s registrar or transfer agent. Notwithstanding the above, the chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting

35.3.	The Board may cause the Company to send, by mail or otherwise, instruments of proxy to Shareholders for use at any general meeting.

36.	Effect of Death of Appointer or Revocation of Appointment

36.1.	A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the chairman of such meeting prior to such vote being cast.

36.2.	An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 35 for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 35 hereof, or (ii) if the appointing member is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such member votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing member at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 36.1 at or prior to the time such vote was cast.

37.	Multiple Proxies

A Shareholder is entitled to vote by a separate proxy with respect to each share held by him provided that each proxy shall have a separate letter of appointment containing the serial number of the share(s) with respect to which the proxy is entitled to vote. Where valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the instrument which is delivered last (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share. However, if the Board, or some other person as may be authorized by the Board for such purpose, is unable to determine which was the last delivered, none of them shall be treated as valid in respect of that share. Delivery of an instrument appointing a proxy or any other instrument, as aforesaid, shall not preclude a Shareholder from attending and voting in person at the meeting.

BOARD OF DIRECTORS

38.	Number of Directors

The Board shall be composed of not more than fifteen (15) members and not less than two (2) members.

39.	Qualification of Directors

No person shall be disqualified from serving as a director by reason of not holding shares in the Company or by reason of his having served as a director of the Company in the past.

40.	Continuing Directors in the Event of Vacancies

In the event that, one or more vacancies is created in the Board, including without limitation a situation in which the number of directors is less than the maximum number permitted under Article 38 (a “Vacancy”), the continuing directors may continue to act in every matter, and, may appoint directors to temporarily fill any such Vacancy, provided, however, that if the number of directors is less than three (3), they may only act in (i) an emergency; or (ii) to fill the office of director which has become vacant; or (iii) in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all Vacancies, so that at least three (3) Directors are in office as a result of said meeting. Notwithstanding the foregoing, in the event of Vacancy of an External Director, the Company shall elect a new External Director or take such other action as required under the Companies Law.

41.	Vacation of Office; Removal of Directors

41.1.	The office of a director shall be vacated, ipso facto, upon his death or if he be found legally incompetent; if he becomes bankrupt, if he is prevented by applicable law from serving as a director of the Company, if the Board terminates his office according to Section 231 of the Law, or if a court order is given in accordance with Section 233 of the Law.

41.2.	The office of a director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

42.	Remuneration of Directors

Subject to the provisions of the Law, a director may be paid remuneration by the Company for his services as director to the extent such remuneration shall have been approved by a General Meeting of the Company.

43.	Conflict of Interests; Approval of Related Party Transactions

43.1.	Subject to the provisions of the Law and the Articles, the Company may enter into any contract or otherwise transact any business with any director in which contract or business such director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a director has a personal interest, directly or indirectly.

43.2.	A director or other Office Holder, shall not participate in deliberations concerning, nor vote upon a resolution approving, a transaction with the Company in which he has a personal interest, except as otherwise provided in the Law.

44.	Alternate Directors

44.1.	A director may, by written notice to the Company given in the manner set forth in Article 44.2 below, appoint any individual who is qualified to serve as a director (provided that such individual is not a member of the Board and is not an Alternate Director) as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Notwithstanding the foregoing, a director that is a member of a Committee of the Board (as defined below) may appoint as his Alternate Director on such Committee of the Board a member of the Board, but provided that such director is not already a member of such Committee of the Board and further provided that if such person is appointed as an Alternate Director for an External Director, such Alternate Director shall have the same accounting and financial expertise or other professional expertise as possessed by the appointing director (as such accounting, financial and professional expertise may be promulgated and amended from time to time). An External Director may not appoint an Alternate Director for himself except as set forth in the immediately preceding sentence. The appointment of an Alternate Director shall be subject to the consent of the Board. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing director.

44.2.	Any notice to the Company pursuant to Article 44.1 shall be given in person to, or by sending the same by mail to the attention of the General Manager of the Company at the principal office of the Company or to such other person or place as the shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company (at the place as aforesaid), whichever is later, subject to the consent of the Board if the appointee is not then a member of the Board, in which case the notice will be effective as of the date of such consent.

44.3.	An Alternate Director shall have all the rights and obligations of the director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) that an Alternate Director shall have no standing at any meeting of the Board or any committee thereof while the director who appointed him is present, and (iii) that the Alternate Director is not entitled to remuneration.

44.4.	An Alternate Director shall be responsible for his or her own acts and defaults.

44.5.	The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 41 and Article 44.1, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceased to be a director.

POWERS AND DUTIES OF DIRECTORS

45.	Powers of Board of Directors

45.1.	General

In addition to all powers and authorities of the Board as specified in the Law, the determination of the Company’s policies, and the supervision of the Chief Executive Officer of the Company (as defined herein) and the Company’s officers shall be vested in the Board. In addition, the Board may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in a General Meeting or by the Chief Executive Officer under his express or residual authority. The authority conferred on the Board by this Article 45.1 shall be subject to the provisions of the Law, the Articles and any regulation or resolution consistent with the Articles adopted from time to time by the Company in a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board which would have been valid if such regulation or resolution had not been adopted.

45.2.	Borrowing Power

The Board may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

45.3.	Reserves

The Board may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board, in its absolute discretion, shall think fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board may from time to time think fit.

46.	Exercise of Powers of Directors

46.1.	A meeting of the Board at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board.

46.2.	Except as otherwise specifically set forth in these Articles or as required by the Law, a resolution proposed at any meeting of the Board shall be deemed adopted if approved by a majority of the directors present when such resolution is put to a vote and voting thereon.

46.3.	A resolution in writing signed by all directors then in office and lawfully entitled to vote thereon (as conclusively determined by the chairman of the Audit Committee, (if any) and in the absence of such determination – by the Chairman), or to which all such directors have given their written consent (by letter, telegram, telex, facsimile, telecopier or otherwise), shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held. If the Board adopts resolutions as set forth in the immediately preceding sentence, minutes including such resolutions, including a resolution to vote on such matters without convening a meeting of the Board, shall be prepared and the Chairman will sign such minutes.

47.	Delegation of Powers

47.1.	The Board may, subject to the provisions of the Law and any other applicable law, delegate any or all of its powers to committees, each consisting of two or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such Committee of the Board shall be governed, with the relevant changes, by the provisions herein contained for regulating the meetings of the Board, so far as not superseded by any regulations adopted by the Board under this Article. Unless otherwise expressly provided by the Board in delegating powers to a Committee of the Board, such Committee shall not be empowered to further delegate such powers. In accordance with and subject to Section 271 of the Law, the Compensation Committee of the Board (if any) shall have the full power and authority to approve the terms of compensation of the Office Holders of the Company, other than Office Holders who are also directors.

47.2.	Without derogating from the provisions of Article 47.1, the Board may, subject to the provisions of the Law, from time to time appoint a secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board may deem fit, and may terminate the service of any such person. The Board may, subject to the provisions of the Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

47.3.	The Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

ELECTION AND REMOVAL OF DIRECTORS

48.	Election and Removal of Directors

Directors, except for the External Directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall serve, subject to Article 41 hereof, and with respect to a director appointed pursuant to Article 40 hereof, subject to such Article, until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier removal pursuant to this Article 48. Except with respect to the removal of External Directors, the shareholders shall be entitled to remove any Director(s) from office, by a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon.

49.	Nominations to the Board

49.1.	Nominations for the election of directors may be made by the Board or a committee appointed by the Board or by any Shareholder holding at least 1% of the outstanding voting power in the Company. However, and without limitation of Section 63 of the Law, any such Shareholder may nominate one or more persons for election as directors at a General Meeting only if a written notice of such Shareholder’s intent to make such nomination or nominations has been given to the secretary of the Company not later than (i) with respect to an election to be held at an Annual General Meeting of shareholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a Extraordinary General Meeting of shareholders for the election of Directors, at least ninety (90) days prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the Shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the Shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the Shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each of the nominees declaring that there is no limitation under the Law for the appointment of such a nominee and that all the information that is required under the Law to be provided to the Company in connection with such an appointment has been provided. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

49.2.	Notwithstanding the provisions of Article 48, External Directors shall be elected and hold office in accordance with the provisions of the Law.

49.3.	Notwithstanding the provisions of Articles 49.1 and 49.2, no person shall be nominated or appointed to the office of a director if such person is disqualified, under the Law, from being appointed as a director.

49.4.	A director’s term (including External Directors) shall begin either on the date of his appointment to the Board or at such later date designated in the resolution appointing such director.

50.	Subject to the provisions of Articles 40 and 48, the Board may at any time appoint any other person as a director, whether to fill a vacancy or as an addition to the then current number of directors, provided that the total number of directors shall not at any time exceed any maximum number (if any) fixed by or in accordance with these Articles. Any director so appointed shall hold office until the Annual General Meeting at which the term for the other directors of his class expires, unless otherwise stated in the appointing resolution.

PROCEEDINGS OF THE BOARD

51.	Meetings of the Board

51.1.	The Board may meet and adjourn its meetings at such places either within or without the State of Israel and otherwise regulate such meetings and proceedings as the directors think fit, provided that meetings shall be convened at least once every three (3) months. Subject to all of the other provisions of the Articles concerning meetings of the Board, the Board may meet by telephone conference call or similar communication equipment so long as each director participating in such call can hear, and be heard by, each other director participating in such call. The directors participating in this manner shall be deemed to be present in person at such meeting and shall be entitled to vote or be counted in a quorum accordingly.

51.2.	Board meetings may be convened at any time by the Chairman. The Chairman shall convene a Board meeting upon the written request of any two directors (or one director if the Board is comprised of fewer than 6 directors) as soon as practicable after receiving such request and shall otherwise convene a Board meeting as provided by the Law.

52.	Notice

52.1.	Notice of a Board meeting shall contain the information required by the Law and shall be delivered to the directors not less than two (2) days before such meeting.

52.2.	Notice of a meeting of the Board shall be given in writing, and may be sent by hand, post, facsimile or electronic mail to a director at the address, facsimile number or electronic mail address given by such director to the Company for such purpose. Any such notice shall be deemed duly received, if sent by post, three (3) days following the day when any such notice was duly posted and if delivered by hand or transmitted by facsimile transmission or electronic mail, such notice shall be deemed duly received by the director on the date of delivery or, as the case may be, transmission of the same.

52.3.	Notwithstanding anything contained to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived (in advance or retroactively) by such director and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived (in advance or retroactively), by all directors entitled to participate at such meeting and to whom notice was not duly given. The presence of a director at any such meeting shall be deemed due receipt of prior notice or a waiver of any such notice requirement by such director.

53.	Quorum

53.1.	A quorum at a meeting of the Board shall be constituted by the presence in person, or by telephone or similar communication equipment of a majority of the directors then in office who are lawfully entitled to participate and vote at the meeting. If within a half hour (or within such longer time as the Chairman may decide) from the time appointed for the holding of the Board meeting a quorum is not present, the Board meeting shall stand adjourned to the same day in the next week at the same time and place.

53.2.	If at any adjourned Board meeting a quorum is not present within half an hour (or within such longer time as the Chairman may decide) from the time appointed for holding the meeting, the Board meeting shall be adjourned in accordance with the provisions of this Article 53. No business shall be transacted at a meeting of the Board unless the requisite quorum is present.

54.	Chairman

The Board may from time to time elect by resolution or otherwise appoint a director to be chairman (the “Chairman”) or deputy chairman and determine the period for which each of them is to hold office. The Chairman, or in his absence the deputy chairman, shall preside at meetings of the Board, but if no such Chairman or deputy chairman shall be elected or appointed, or if at any meeting the Chairman or deputy chairman shall not be present within fifteen (15) minutes after the time appointed for holding such meeting, or if the Chairman, or, if applicable, deputy chairman, is unwilling or unable to chair such meeting, the directors present shall choose one of their number to be chairman of such meeting. The Chairman shall not have a second or casting vote at any Board meeting. The Chief Executive Officer of the Company may not serve as the Chairman, other than pursuant to Section 121 of the Law.

55.	Validity of Acts

Subject to the provisions of the Law, all bona fide actions of any meeting of the Board, or of a Committee of the Board, or of any person acting as a director or a member of such Committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such director or such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified.

CHIEF EXECUTIVE OFFICER

56.	Subject to the Articles and the Law, the Board may from time to time appoint one or more persons, whether or not directors, as the General Manager, Chief Executive Officer, and/or President of the Company (the “Chief Executive Officer”). Subject to the Law, the powers, authorities and responsibilities of any such Chief Executive Officer shall be those that the Board may, at its discretion, lawfully confer on the same. The Board may, from time to time, as the Board may deem fit, modify or revoke, such title(s), duties and authorities the Board conferred as aforesaid. Subject to the Articles and the Law, any such appointment(s) and any such powers, authorities and responsibilities may be either for a fixed term or without any limitation of time, and may be made upon such conditions and subject to such limitations and restrictions as the Board may, from time to time, determine and the Board may from time to time (subject to the provisions of any applicable law or the rules of any stock exchange upon which securities of the Company are listed and of any contract between any such person(s) and the Company) determine the salary of any such person(s) and remove or dismiss any such person(s) from office and appoint another or others in his or their place.

57.	The management and the operation of the Company’s affairs and business in accordance with the policies determined by the Board shall be vested in the Chief Executive Officer, in addition to all powers and authorities of the Chief Executive Officer, as specified in the Law. Without derogating from the above, all powers of management and executive authority which are not vested by the Law or by the Articles in another organ of the Company shall be vested in the Chief Executive Officer.

MINUTES

58.	The Company shall cause minutes to be recorded of all general meetings of the Company and also of all appointments of directors and Office Holders and of the proceedings of all meetings of the Board and any Committees thereof. Such minutes shall set forth the names of persons present and all business transacted at such meetings. Any such minutes of any meeting, if purporting to be signed by the chairman of such meeting or of the next succeeding meeting, or by the Chairman or the secretary of the Company, shall be prima facie evidence of the facts therein stated. Minutes of a meeting shall be kept at the Office for the period, and in the manner, prescribed in the Law.

DIVIDENDS AND RESERVES

59.	Declaration of Dividends

Subject to the provisions of the Law, the Board may from time to time declare such dividends as may appear to the Board to be justified by the profits of the Company and cause the Company to pay such dividends. The Board shall have the full authority to determine the time for payment of such dividends, and the record date for determining the Shareholders entitled thereto, provided such date is not prior to the date of the resolution to distribute the dividend and no Shareholder who shall be registered in the Shareholders Register with respect to any shares after the record date so determined shall be entitled to share in any such dividend with respect to such shares.

60.	Amount Payable by Way of Dividends

Subject to any special or restricted rights conferred upon the holders of shares as to dividends, any dividend paid by the Company shall be allocated among the Shareholders entitled thereto in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividend is being paid without taking into account the premium paid up for the shares. The amount paid up on account of a share which has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

61.	Interest

No dividend shall bear interest as against the Company.

62.	Payment in Kind

62.1.	A dividend may be paid, wholly or partly, by the distribution of specific assets, and, in particular, by distribution of paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

62.2.	The Board may resolve that: any monies, investments, or other assets forming part of the undivided profits of the Company standing to the credit of the reserve fund, or to the credit of any reserve fund for the redemption of capital, or to the credit of a reserve fund for the revaluation of real estate or other assets of the Company or any other reserve fund or investment funds or assets in the hands of the Company and available for dividends, or representing premiums received on the issue of shares and standing to the credit of the share premium account, be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by the way of dividend and in the same proportion on the basis that they become entitled thereto as capital; and that all or any part of such capitalized fund be applied on behalf of such Shareholders in paying up in full, either at nominal or at such premiums as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in or towards the payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and that such distribution or payment shall be accepted by such Shareholders in full satisfaction of their share and interest in the said capitalized sum.

63.	Implementation of Powers under Article 62

For the purpose of giving full effect to any resolution under Article 62 and without derogating from the provisions of Article 8.2 hereof, the Board may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue certificates for fractional amounts of shares or other securities, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholder upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board. Where required, a proper contract shall be filed in accordance with Section 291 of the Law, and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

64.	Dividends on Unpaid Shares

64.1.	Without derogating from Article 60 hereof, the Board may give an instruction which shall prevent the distribution of a dividend to the holders of shares, the full amount payable in respect of which has not been paid up.

64.2.	The Board may deduct from any dividend payable to any Shareholder all sums of money (if any) presently payable by such Shareholder to the Company on account of calls or otherwise in relation to the shares of the Company. The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or toward the satisfaction of the debts, liabilities or engagement in respect of which the lien exists.

65.	Retention of Dividends

65.1.	The Board may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

65.2.	The Board may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 21 entitled to become a Shareholder, or which any person is, under such Article, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

66.	Unclaimed Dividends

All unclaimed dividends or other money payable in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The payment by the Board of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

67.	Payment

Any dividend or other money payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may be writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check or warrant shall be sent at the risk of the person entitled to the money represented thereby.

68.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give an effective receipt for any dividend or other monies payable or property distributable in respect of such share.

ACCOUNTS AND AUDIT

69.	Books of Account

The Board shall cause accurate books of account to be kept in accordance with the provisions of the Law, and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board may think fit, and they shall always be open to inspection by all directors. No Shareholder, not being a director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board or by a resolution duly adopted at a General Meeting.

70.	Audit

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

71.	Auditors

The appointment, authorities, rights and duties of the Auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in a general meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board and/or a Committee of the Board to fix such remuneration subject to such criteria or standards, if any, as may be provided in such resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

72.	Branch Registers

Subject to and in accordance with the provisions of the Law and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

RIGHTS OF SIGNATURES

73.	Rights of Signature

The Board shall be entitled to authorize any person or persons (who are not required to be directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

NOTICES

74.	Notices

74.1.	Any written notice or other document may be served by the Company upon any Shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his address as described in the Shareholders Register or such other address as he may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the secretary or the Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office. Any such notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the secretary or the Chief Executive Officer). Notice sent by telegram, telex, facsimile or electronic mail shall be deemed to have been served when actually received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 74.1.

74.2.	All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholders Register or in the records of the Company’s transfer agent, and any notice so given shall be sufficient notice to the holders of such share.

74.3.	Any Shareholder whose address is not described in the Shareholders Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

74.4.	Notwithstanding anything to the contrary contained herein and subject to the provisions of the Law, notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock exchange upon which the Company’s shares are listed.

74.5.	Subject to applicable law, any Shareholder, director or any other person entitled to receive notice in accordance with these Articles or law, may waive notice, in advance or retroactively, in a particular case or type of cases or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

74.6.	The accidental omission to give notice of a meeting to any Shareholder or the non-receipt of notice by any Shareholder entitled to receive notice shall not invalidate the proceedings at any meeting or any resolution(s) adopted by such a meeting.

INSURANCE AND INDEMNITY OF OFFICERS

Subject to the provisions of the Law with regard to such matters and to the maximum extent permitted under the Law:

75.	Insurance

The Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders with respect to an obligation imposed on such Office Holder due to an act performed by the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any of the following:

75.1.	a breach of duty of care to the Company or to any other person;

75.2.	a breach of the duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not harm the interests of the Company; and

75.3.	a financial liability imposed on such Office Holder in favor of any other person.

76.	Indemnity

76.1.	Subject to the provisions of the Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

76.1.1.	a financial liability imposed on an Office Holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder.

76.1.2.	reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Law) was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

76.1.3.	reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent.

76.2.	Subject to the provisions of the Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify an Office Holder of the Company with respect to those liabilities and expenses described in the following Articles:

76.2.1.	Sub-Article 76.1.2 and 76.1.3; and

76.2.2.	Sub-Article 76.1.1, provided that the undertaking to indemnify:

76.2.2.1.	is limited to such events which the directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

76.2.2.2.	the undertaking to provide such indemnification shall set forth such events which the directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criteria which the directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

77.	Exemption

Subject to the provisions of the Law including the receipt of all approvals as required therein or under any applicable law, the Company may release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care towards the Company, other than breach of such duty of care towards the Company in a distribution (as such term is defined in the Law).

78.	The provisions of Articles 75, 76 and 77 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance or the provision of any such indemnification shall be approved by the Board of the Company. Any modification of Articles 75 through 77 shall be prospective in effect and shall not affect the Company’s obligation or ability to indemnify an Office Holder for any act or omission occurring prior to such modification.

79.	Any amendment to the Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 75 and 76 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment.

WINDING UP

80.	Winding Up

If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the members shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 22, 2006